STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.

The Board of Directors recommends a VOTE FOR Proposals 1, 2, 3 and 4.		For	Against	Abstain

1.	Re-election of the following directors of the Company to serve until the 2017 annual general meeting of shareholders:

	1a. Elchanan Jaglom	☐	☐	☐
	1b. S. Scott Crump	☐	☐	☐
	1c. David Reis	☐	☐	☐
	1d. Edward J. Fierko	☐	☐	☐
	1e. Ilan Levin	☐	☐	☐
	1f. John J. McEleney	☐	☐	☐
	1g. Ziva Patir	☐	☐	☐

2.	(Re-)Election of each of the following persons to serve as an external director of the Company for a three-year term pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”):

	2a. Victor Leventhal	☐	☐	☐
	2b. Haim Shani	☐	☐	☐

       2C. The undersigned confirms it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the election of Victor Leventhal or Haim Shani:

Confirmed for Victor Leventhal (Proposal 2a)	☐
Confirmed for Haim Shani (Proposal 2b)	☐

For address changes/comments, mark here (see reverse for instructions).	☐

	Yes	No

Please indicate if you plan to attend this meeting.	☐	☐

MATERIALS ELECTION
Check this box if you want to receive a complete set of future proxy materials by mail, at no extra cost. If you do not take action you may receive only a Notice to inform you of the Internet availability of proxy materials.	☐	☐
3.	Approval of annual compensation packages for independent (including, if applicable, external) directors	☐	☐	☐
4.

Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the Board (upon recommendation of the Audit Committee) to fix their remuneration

		☐	☐	☐

NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on its behalf upon such other matters as may properly come before the 2016 Annual General Meeting of Shareholders (the “Annual Meeting”) or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the Notice of Annual General Meeting relating to the Annual Meeting was published on March 31, 2016 and can be viewed at the following web address: https://www.sec.gov/Archives/edgar/data/1517396/00012067741600527 0/stratasys_6k.htm

Important Instruction re: Item 2C opposite: PLEASE BE CERTAIN TO FILL IN THE BOXES FOR ITEM 2C OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE ELECTION OF THE NOMINEES UNDER PROPOSAL 2.

Under the Companies Law, you cannot be counted towards the majority required for Proposals 2a or 2b unless you provide either (i) the foregoing confirmation or (ii) a confirmation that you actually do have a conflict of interest, as described below.

If you have a conflict of interest in the approval of Proposals 2a or 2b, you may vote on those specific proposals by contacting Shane Glenn at the Company at 952-294-3416 or shane.glenn@stratasys.com, who will provide you with a proxy card that is designed for you (and in that case, you should not vote via this proxy card with respect to those Proposals and should not fill in the box for Item 2a or 2b (as appropriate)).

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date

Signature (Joint Owners)	Date

STRATASYS LTD.
Annual General Meeting of Shareholders
11:30 a.m. Eastern Daylight Time
May 5, 2016

The Charles Hotel
1 Bennett Street
Cambridge, MA 02138
3rd Floor, Compton Room

To obtain directions to The Charles Hotel, the location of the 2016 Annual General Meeting of Shareholders, and a map, you can visit the hotel’s website, http://www.charleshotel.com/experience/map-and-directions, or contact Investor Relations at:

Stratasys Ltd
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attn: Shane Glenn - Vice President of Investor Relations
Email: shane.glenn@stratasys.com

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel
PROXY

The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "Company"), hereby appoints Ilan Levin, Erez Simha and David Chertok, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned would be entitled to vote, at the Annual General Meeting of Shareholders of the Company to be held on May 5, 2016 and any adjournments thereof, as indicated on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 3 AND 4, AS DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING. HOWEVER, IF NO DIRECTION IS MADE, THIS PROXY WILL NOT BE VOTED ON PROPOSALS 2(a) or 2(b). THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

INSTRUCTIONS FOR ITEM 2C ON REVERSE SIDE:

Please be certain to fill in the boxes for Item 2C on the reverse side to confirm that you do not have a conflict of interest in the approval of Proposals 2(a) and 2(b). Under the Companies Law, a shareholder cannot be counted towards the majority required for Proposals 2a or 2b unless it provides the foregoing confirmation.

If you have a conflict of interest in the approval of Proposals 2(a) or 2(b), or if you are a controlling shareholder of the Company, you may still vote on those proposals. However, in that case, you should not fill in the boxes for Item 2C. Instead, you should contact Shane Glenn, the Company’s Vice President of Investor Relations, at 952-294-3416 or shane.glenn@stratasys.com, who will advise you as to how to submit your vote. If you hold your shares via a broker or other nominee, please contact the broker or nominee, who should contact Mr. Glenn as described above.

Address Changes/Comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side